PAYROLL4FREE.COM

We have been fielding a lot of questions about investing in Payroll4Free.com, so we decided to put together this email to address the most common ones, in case you were also wondering about these things.

If you have not yet had a chance to check out our Wefunder profile, please visit it here.

Q: How do I get payroll tax service for free?

A: If you invest at least $1,750 in our current Wefunder campaign, you will receive FREE payroll tax service (PTS) for LIFE (meaning for as long as your account remains active with us).

Q: What if I have multiple accounts with you? Can I get the service free for more than one company?

A: Absolutely! You would just need to invest $1,750 per account that you wish to apply the free PTS perk to. For example, if you have 2 accounts where you wish to apply free PTS, you would have to invest at least $3,500, which actually would qualify you for another perk of 5% BONUS shares!

Q: I invested $3,500, when will my perks be applied?

A: The soonest any perks can be applied is after your investment is finalized, meaning that you have met all Wefunder criteria. These include reconfirmation of your investment once Form C is filed, having your funds in the Wefunder escrow account, and not having any outstanding verifications that Wefunder requests. Once these are met, the free PTS for LIFE perk can be applied on the 1st of the month following this qualification. All shares, including bonus shares, will be awarded upon the close of the campaign.

Q: How will you know which account the free PTS perk should be applied to?

A: If you are hoping to receive free PTS for LIFE by investing $1,750 or more, when you set up your investing account with Wefunder, please use the email address associated with the account where you wish for the perk to be applied. If you are investing a multiple of that figure under one email, but wish to apply the perk to several accounts, please simply email me with the names of the companies where you want the perk to be applied.

Q: I already committed to invest $1,750, but now wish to qualify for the free PTS perk for another business. What can I do?

A: You do not need to make a separate investment, you can simply increase the current one on file (that way you can also benefit from the 5% bonus shares).

Q: I invested $10,000, but I do not have an account with you. If I set up a payroll account in the future, would I be able to take advantage of the free PTS for LIFE perk?

A: Absolutely! You can redeem the free PTS for LIFE perk any time you want, whether you currently have an account or not. When you are ready to apply this perk to an active account, just let us know and we will take care of it. This also applies to current clients who may be setting up a new account later, and who wish to save the perk for the new company.

Q: What can I do with my shares in the future? Can I sell them?

A: Currently, there is no market available to be able to buy or sell shares of stock of non-publicly traded companies, so you will not likely be able to sell your shares any time soon. However, our goal is to make our company as profitable and attractive as possible in order to make your shares worth many multiples of what you paid for them. You may be able to sell your shares if we are acquired by a larger company or if we one day go public.

I hope that having this information makes the investing decision easier for you. If there are other pressing questions you wish to have answered, please reply to this email, or feel free to set up a time to speak with me here.

Of course, we are an early stage company, and there are risks in investing. Be sure to carefully review our Wefunder profile for more details.

Thank you so much,
Mike

PAYROLL4FREE.COM

Oops, the link in the earlier version was wrong. Please see below for an update.


TICK-TOCK

Hi <<First Name>>,

WOW! The Early Bird Bonus perk on our Wefunder campaign is running out quickly ⏳! **Thanks to you, we have already raised almost $100,000 in just a few weeks!**

And we LOVE ❤️ the fact that **almost all of you took advantage of the free Payroll Tax Service for life perk**. That is definitely smart thinking! 😎 Not only are you getting more shares for the same price, you will also save $35 (or whatever the fee happens to be in the future) per month FOREVER.

And ..... our campaign is **STILL not published** yet to the hundreds of thousands of Wefunder registered investors (Form C filing is still pending ⏳), so if you have been putting off making your investment, you may want to do it right now, while the discount is still available!

If you did not yet have a chance to review our profile, we hope that you will take some time to do so (if you missed our intro email, you can find a copy here).

I want to invest!

Thank you, once again, for your support and desire to help us help other small businesses across America.

To a bright future ✨!

Mike

Reminder: If you are planning on taking advantage of the free Payroll Tax Service for life perk, please invest using the email address associated with your Payroll4Free.com account in order to get credited.

PAYROLL4FREE.COM

Thank you all SO MUCH!

Hi First Name,

WOW!! The Early Bird Bonus period on our Wefunder campaign is running out quickly ⏳ The current average investment is $1,472 per investor, and with the minimum investment being just $250, that says a LOT about your faith in us!

Many investors (most of whom are clients) have included comments 💌 with their investment to let us know just how much they appreciate us:



Rafael Reinoso

[illegible]



[illegible]

[illegible]



[illegible]

[illegible]

[illegible]



[illegible]

[illegible]

[illegible]

Click here to see what other investors have said 💬 (scroll down to the section called "What Investors Say").

You can invest as little as $250 or more than $50,000, the choice is yours. This round is scheduled to go live to the public soon, so if you haven't already, make sure you don't miss your chance ⏳ to get your shares at a discount with the Early Bird Bonus!

If you did not yet have a chance to review our profile, we hope that you will take some time to do so.

I want to be a shareholder, too!

If you would like to arrange a time to speak with me 📞, you may do so here.

I hope every client will become a shareholder in Payroll4Free.com and enjoys the ride as we grow and grow.

Thanks,
Mike

PAYROLL4FREE.COM

You Guys Are Awesome!



Hi <<First Name>>,

Thank you so much to all of you who already invested into our Wefunder campaign! **Because of you, we have already raised a significant amount, in less than a week!** The bad news is that the Early Bird Bonus is going fast, so if you want to take advantage of the discounted share price, please don't delay (it is only available to those investing until $800,000 is reached).

Since our campaign is not yet published to the hundreds of thousands of Wefunder registered investors (until Form C is filed), this means that all of **YOU are benefiting from the discounted share price so far.** And that is the idea - to give back to those who have been supporting us all along.

We are currently waiting for Form C to be filed, and as soon as it is, Wefunder will make our profile public on their site. We expect that the Early Bird Bonus will sell out within a very short time of that (as it happened during our last campaign), so if you have been putting off making your investment, please keep this in mind.

If you did not yet have a chance to review our profile, we hope that you will take some time to do so. We hope that you are as excited about helping us change the future of payroll as we are!

How Can I Invest?

We are humbled and extremely grateful to have a great group of clients and partners who have shown us so much support. Please help us help other small businesses across America, and make your payroll company the industry leader.

We are counting on you!

Yours truly,

Mike

Reminder: If you are planning on taking advantage of [illegible] Free Payroll Tax Service [illegible] perk, please invest using the email address associated with your Payroll4Free.com account in order to get credited.

PAYROLL4FREE.COM

You can once again buy stock in Payroll4Free.com!

Dear <<First Name>>,

We are getting ready to launch another fundraising campaign on the Wefunder platform! The share price will be $17.00, **but if your investment is part of the first $200,000 raised, you will actually only pay $16.25 per share (Early Bird Bonus)!**

Because we value our relationship with you, we are **giving you "friends and family" early access to our campaign**, before we announce it to others and Wefunder makes it public to their registered 800,000+ investors.

In our last campaign the Early Bird Bonus ran out within a week of its start!

We have had many requests from clients for another opportunity to invest, especially to be able to qualify for our most popular perk of **FREE Payroll Tax Service for LIFE.** Well, you asked and we listened.

You again have the chance to qualify for free PTS for life (as long as you remain a client) when you invest at least $1,750. If you remain a client for the next four plus years, that's like getting **$1,750** of free shares, which can be very meaningful, whether you are currently paying for this service, or would like to begin utilizing it.

You can access our current campaign by clicking below and invest as little as $350, but in addition to free PTS for life there are other perks available if you invest more, depending on the level of your investment.

CLICK HERE TO VISIT OUR WEFUNDER PROFILE

Please watch the video at the top of the page as it explains our business model. Below the video there's a lot to read, but you will get a great picture of where we are and where we are going. **To see why we think this is a great time to invest in Payroll4Free.com, be sure to check out the section titled VALUATION.**

The gains you may realize on this investment may be exempt from tax under the IRS Tax Code Section 1202 - QSBS exemption.

Of course, we are an early stage company and there are risks in investing. These risks are also outlined in our Wefunder profile.

I will be reaching out personally to speak with as many of you as possible. If you would prefer to arrange a specific time to speak with me, you may do so here.

Thank you so much,
Mike

PS. Please note that your investment is not finalized until this campaign is public and Form C is filed. You will be required to reconfirm your investment at that time. In the meantime, your funds will be held in escrow by Wefunder.

PAYROLL4FREE.COM

Form C is about to be officially filed!


epix
NO BETTER TIME THAN THE PRESENT, BABY. LET'S GO.

Hi <<First Name>>,

Just a quick update on our Wefunder campaign - the big news is that Form C **should be officially filed by end of day today**! This means that our campaign will be publicly listed and everyone on Wefunder will be able to find it!

We will also be featured in Wefunder's weekly newsletter tomorrow that will be emailed to all of their registered users.

The **good news**? We are expecting a wave of new investments to come in immediately.

The bad news? The Early Bird Bonus perk will not last long!

Since the Early Bird Bonus was moving quickly, we decided to increase it to **$200,000** to give more people (YOU) a chance to get the shares at a discount. But we will not be able to increase it again (since Form C is about to be filed), so if you have been putting off making your investment, you may want to do it right now, while the discount is still available!

To those of you who already invested - THANK YOU, THANK YOU, THANK YOU!! We noticed that **many of you have invested for a second (or even third or fourth)** time! You continue to blow us away with your faith and love.

And ... the **free Payroll Tax Service for life** perk continues to be popular. No surprise there, as after about 4 years it pays for itself, and you continue to save that $85 per month AND you own Payroll4Free.com shares on top of that! If you believe that we (and you) will still be in business in 4 years (we have been around since 2012, by the way), then it is a no-brainer, **WIN-WIN for everyone**.

If you did not yet have a chance to review our profile, we hope that you will take some time to do so. If you missed our earlier emails, you can find copies here, here, here, here, and here.

I want to invest!

If you would like to arrange a time to speak with me, you may do so here.

Thank you, once again, for your support and desire to help us help other small businesses across America.

Let's do this!

Mike

Reminder: If you are planning on taking advantage of the free Payroll Tax Service for life perk, please invest using the email address associated with your Payroll4Free.com account in order to get credited.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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